SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2) *

THE BRINK'S COMPANY

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

109696104

(CUSIP Number)

September 5, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109696104	13G	Page 1 of 3 pages

1.	Names of reporting persons
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
JPMorgan Chase Bank, N.A., as Former Directed Trustee of The Brink's Company Employee Benefits Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%

12.	TYPE OF REPORTING PERSON*	BK,OO

Item 1(a).	Name of Issuer:
The Brink's Company
Item 1(b).	Address of Issuer's Principal Executive Offices:
1801 Bayberry Court, Richmond, VA 23226-8100
Item 2(a).	Name of Person Filing:
JPMorgan Chase Bank, N.A., as Former Directed Trustee of The Brink's Company Employee Benefits Trust
Item 2(b).	Address of Principal Business Office or, if None, Residence:
1111 Polaris Parkway Columbus, Ohio 43240
Item 2(c).	Citizenship
United States
Item 2(d).	Title of Class of Securities:
Common Stock
Unless otherwise noted, security being reported is common stock
Item 2(e).	CUSIP Number:	109696104
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :
(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)	X	Bank as defined in Section 3(a)(6) of the Exchange Act; (See Item 2(a) above)
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)		A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 2 of 3 pages

Item 4.	Ownership
(a)	Amount beneficially owned: 0
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	0
Prior to September 5, 2008, shares of Common Stock were held in the trust (the "Trust") created pursuant to the Trust Agreement, dated December 7, 1992, as amended (the "Trust Agreement"), by and between The Brink's Company, a Virginia corporation (the "Company"), and JPMorgan Chase Bank, N.A., as trustee (the "Trustee") of the Trust.

On September 5, 2008, as permitted by the terms of the Trust Agreement, the Company terminated the Trust.  In connection with the termination of the Trust, on September 5, 2008, the Trust sold, transferred, assigned, conveyed and delivered to the Company 1,650,518 shares of Common Stock, constituting all shares of Common Stock held by the Trust on that date, in exchange for the forgiveness, release and discharge by the Company of all indebtedness owed by the Trust to the Company, including indebtedness evidenced by the promissory notes, dated December 7, 1992, November 2, 1998, October 20, 1999, July 26, 2001, March 15, 2004, June 16, 2005 and August 31, 2006, originally issued by the Trust to the Company in payment for the original acquisition of the shares of Common Stock by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: NOVEMBER 10,2008	JPMorgan Chase Bank, N.A., as Former Directed Trustee of The Brink's Company Employee Benefits Trust
By: /s/ Peter J. Coghill
--------------------------------------
Peter J. Coghill
Vice President